1. **Organization and Nature of Business**

   Navy Federal Brokerage Services, LLC (NFBS or the Company) is a wholly-owned subsidiary of Navy Federal Financial Group, LLC (NFFG), and ultimately a wholly-owned subsidiary of Navy Federal Credit Union (NFCU). NFCU is a federally chartered credit union domiciled in Virginia. NFBS is licensed to do business in the State of Virginia. NFBS is a registered broker-dealer with the Securities Exchange Commission (SEC) and a member firm of the Financial Industry Regulatory Authority (FINRA). The Company has been providing sales and trading services since 2006.

   The Company is a marketing vehicle for mutual funds, unit investment trusts, variable annuities, flexible premium variable life insurance, public limited partnerships, financial planning and brokerage services. Services are primarily provided to credit union members. The Company executes exchange listed and over the counter securities transactions on an agency capacity and clears on a fully-disclosed basis through Pershing LLC.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   NFBS prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). The significant accounting policies followed by the Company are summarized below.

   Use of Estimates
   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and the disclosure of contingent assets and liabilities in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

   Cash
   Cash includes a money market savings account, which is payable on demand, held at Wells Fargo & Company in the amount of $6,831,629, which exceeded federal deposit insurance limits, and a checking account at NFCU with funds totaling $78,961.

   Receivables from broker dealer
   Receivables include funds due from CUSO Financial Services, L.P. (CFS) which represents cash balances and deposits from commissions and interest receivable from Pershing, the Company's clearing broker, less any fees that CFS charges for

the services they provide. CFS provides back office support for NFBS through a tri-party agreement. The Company is subject to credit risk should the clearing broker or CFS be unable to repay the balance reflected on the Statement of Financial Condition. However, the Company does not anticipate non-performance by either the clearing broker or CFS. The carrying value approximates the fair value as the balance is short term. The Company clears all of its securities transactions through its clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business. All receivables due from CFS and the clearing broker were received subsequent to year-end.

Income Taxes
NFBS is a wholly-owned limited liability company and is a disregarded entity for federal tax purposes. Consequently the Company records no federal income tax expense.

3. Commitments and Contingencies

In the normal course of business the Company enters into contracts that confirm a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. The Company believes the risk of loss to be remote. NFBS maintains Errors and Omissions insurance as well as a fidelity bond to help mitigate losses.

4. Related Party Transactions

Receivables and Payables
As of December 31, 2015 included in Accounts receivable are amounts due from Navy Federal Asset Management LLC, (NFAM) of approximately $156,000. In accordance with the management agreement with NFAM, services and expenses incurred by NFBS that are shared with NFAM are allocated to NFAM at month-end.

As of December 31, 2015 included in Accounts payable are amounts due to NFFG and NFCU of approximately $80,200 and $42,800 respectively. These amounts represent miscellaneous expenses for NFFG employees appointed by NFBS or support the business functions of NFBS.

5. Subsequent Events

NFBS has evaluated events subsequent to December 31, 2015 and through February 26, 2016, the date these financial statements were issued. No material subsequent events were identified that would require disclosure in this report.